Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except for Ratios	2007	2006
Fixed charges:
Interest expense, including amortization of debt discount	$ 223	$ 250
Portion of rentals representing an interest factor	119	117
Total fixed charges	$ 342	$ 367
Earnings available for fixed charges:
Net income	$ 832	$ 682
Equity earnings net of distribution	(31)	(29)
Income taxes	480	418
Fixed charges	342	367
Earnings available for fixed charges	$1,623	$1,438
Ratio of earnings to fixed charges	4.7	3.9